SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 5, 2012

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips Electronics N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

•	“Philips responds to European Commission statement following investigation in CRT industry”, dated December 5, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 5th day of December 2012.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho
(General Secretary)

Philips responds to European Commission statement following investigation in CRT industry

December 5, 2012

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHIA) today announced that it received a fine of EUR 313 million from the European Commission following an investigation into alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry. The fine is payable within three months. In addition, the European Commission has ordered Philips and LG Electronics to be jointly and severally liable to pay a fine of EUR 392 million for an alleged violation of competition rules by LG.Philips Displays (‘LPD’), a 50/50 joint venture.

Philips divested its CRT activities by transferring these activities to LPD in 2001, a joint venture with LG Electronics. LPD operated as an independent company and was not consolidated in Philips accounts. In 2006, LPD went bankrupt. The CRT investigation by the European Commission has been previously disclosed in Philips’ Annual Reports.

“We regret any association with this type of behavior,” said Philips Chief Executive Officer Frans van Houten. “Our ethical standards as set out in our   General Business Principles are very clear and must be strictly adhered to. We believe that the fine which relates to a business that has been divested in 2001 is disproportionate and unjustified. At the same time, I want to reassure our stakeholders that the fine will not deflect our focus to make Philips the leading technology company in Health and Well-being. We will continue on our Accelerate! performance improvement roadmap and reiterate our 2013 financial targets.”

Philips intends to appeal the decision by the European Commission. It is Philips’ policy to conduct business in full compliance with all applicable competition laws and the company has fully cooperated with the European Commission in its investigation, in return for which the fine applicable to Philips has been lowered.

Frans van Houten’s video quote can be downloaded here.

For further information, please contact:

Joost Akkermans

Philips Corporate Communications

Tel: +31 63 175 8996

Email: joost.akkermans@philips.com

Steve Klink

Philips Corporate Communications

Tel: +31 610 888 824

Email: steve.klink@philips.com

About Royal Philips Electronics

Royal Philips Electronics (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and

Lighting. Headquartered in the Netherlands, Philips posted 2011 sales of EUR 22.6 billion and employs approximately 122,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.